                                                                 File No. 69-188







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1


                             MIDWEST BOTTLE GAS CO.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

CLAIMANT:

          Name:                                 Midwest Bottle Gas Co.

          State of Organization:                Wisconsin

          Principal Office:                     3600 Hwy. 157
                                                La Crosse, WI  54601

          Location & Nature of
          Business:                             Company Headquarters for
                                                Administrative Functions








                                       1.

SUBSIDIARIES:

A.   Name:                                      Olson's L.P. Gas, Inc.

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI 54601

          Location & Nature of                  Inactive as of February, 2001.
          Business:                             (Formerly Sold L.P. Gas and Gas
                                                Appliances and fertilizer in and
                                                around Blair, WI)


B.   Name:                                      Midwest Bottle Gas Company of
                                                Minnesota

          State of Organization:                Minnesota

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI  54601

          Location & Nature of
          Business:                             Mobile Home Park
                                                in Caledonia, MN.


C.   Name:                                      Midwest Natural Gas, Inc.

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI  54601

          Location & Nature of
          Business:                             This Corporation operates
                                                natural gas distribution
                                                facilities in the following
                                                communities in Western
                                                Wisconsin.

                                                Arcadia        East Farmington
                                                Independence   Somerset
                                                Mondovi        Houlton
                                                Whitehall      Roberts
                                                Westby         Burkhart
                                                Viola          Ettrick
                                                LaFarge        Galesville
                                                Coon Valley    Trempealeau
                                                Eleva          New Amsterdam
                                                Strum          Centerville
                                                St. Joseph     Cashton



                                       2.

D.   Name:                                      Tomah LP Gas Service, Inc.

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI 54601

          Location & Nature of                  Inactive as of February, 2001.
          Business:                             (Formerly sold L.P. Gas, fuel
                                                oil and appliances in and
                                                around Tomah, WI)

E.   Name:                                      Hiawatha Valley Gas Company

          State of Organization:                Minnesota

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI 54601

          Location & Nature of                  Inactive as of February, 2001.
          Business:                             (Formerly sold L.P. Gas and
                                                appliances in and around Winona,
                                                MN)

F.   Name:                                      Tru-Gas of Florida, Inc.

          State of Organization:                Florida

          Principal Office:                     3500 Fell Road
                                                West Melbourne, FL  32904-7542

          Location & Nature of
          Business:                             Adult mobile home park in
                                                West Melbourne, FL

G.   Name:                                      Dawson Oil Company, LTD.

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI  54601

          Location & Nature of
          Business:                             Wholesale of L.P. Gas to in-
                                                dependent dealers in Minnesota,
                                                Wisconsin, Iowa, North Dakota,
                                                South Dakota and Nebraska.





                                       3.

H.   Name:                                      Midwest LPG Insurance
                                                Specialists, Inc.

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI  54601

          Location & Nature of                  Inactive as of January 2003.
          Business:                             (Formerly an insurance agency
                                                selling insurance in Wisconsin,
                                                Minnesota, Florida and
                                                Georgia)

I.   Name:                                      La Crosse Hangar Co. - 50% Owned
                                                Partnership

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI  54601

          Location and Nature of
          Business:                             Owner and operator of airport
                                                hangar building.

J.   Name:                                      Midwest TV & Appliance, LLC

          State of Organization:                Wisconsin

          Principal Office:                     3600 State Hwy. 157
                                                La Crosse, WI 54601

          Location and Nature of
          Business:                             Sale of Appliances in and
                                                around La Crosse, WI

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:



                                       4.

                          Arcadia                          East Farmington
                          Independence                     Somerset
                          Mondovi                          Houlton
                          Whitehall                        Roberts
                          Westby                           Burkhart
                          Viola                            Ettrick
                          LaFarge                          Galesville
                          Coon Valley                      Trempealeau
                          Eleva                            New Amsterdam
                          Strum                            Centerville
                          St. Joseph                       Cashton

Midwest Natural Gas, Inc. purchases natural gas at the communities within the State of Wisconsin from US Energy Services, Occidental Energy Marketing, Inc., OGE Energy Resources, Inc. and Huskey Gas Marketing, Inc. and transported through Northern Natural Gas Company, Wisconsin Gas Company, and Viking Transmission Company which have a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

          (a)  Number of Mcf. of natural or manufactured gas,
                    distributed at retail ............1,976,815 DECA-THERMS
                    (purchase entirely in the State of Wisconsin;
                    associated revenues:  $16,477,356)

          (b)  Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized.
                    ..................................................None

          (c)  Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the
                    State line.........................................None

          (d)  Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State
                    line...............................................None


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:




                                       5.

          (a)  Name, location, business address and description of
                    the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured
                    gas...............................................None

          (b)  Name of each system company that holds an interest
                    in such EWG or foreign utility company; and
                    description of the interest held..................None

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the
                    EWG or foreign utility company....................None

          (d)  Capitalization and earnings of the EWG or foreign
                    utility company during the reporting period.......None

          (e)  Identify any service, sales or construction
                    contract(s) between the EWG or foreign utility
                    company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).................................None

                                    EXHIBIT A

                    A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such fiscal year, is attached hereto.

                                    EXHIBIT B

                    Financial Data Schedule is attached hereto.

                                    EXHIBIT C

                    Not Applicable








                                       6.

                    The above named claimant has caused this Statement to be duly executed on its behalf by its authorized officer on this 5th day of May 2004.



                                    MIDWEST BOTTLE GAS CO.

CORPORATE SEAL
                                   By:  /s/ James A. Senty
                                       -----------------------
                                       James A. Senty
                                       President

Attest:


/s/ Richard A. Linton
-------------------------------
Richard A. Linton, Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

Richard A. Linton, Treasurer
Midwest Bottle Gas Co.
3600 Hwy. 157
P.O. Box 429
La Crosse, WI 54602-0429


















                                7.


1/31/04                           LA CROSSE     TANK CAR     TOTAL MBG      TGF-HDQ       ARROWOOD     TOTAL TGF    DAWSON NGL
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
   ASSETS
CASH                               7120155.51         0.00    7120155.51        -293.86      -627.59       -921.45    -355454.14
TRADE NOTES AND ACCOUNTS REC         10777.95         0.00      10777.95           0.00     -1526.17      -1526.17    7047523.19
ALLOWANCE FOR BAD DEBTS                  0.00         0.00          0.00           0.00         0.00          0.00    -140000.00
INVENTORIES                              0.00         0.00          0.00           0.00         0.00          0.00    3264429.36
PREPAID EXPENSES                     46489.00         0.00      46489.00        1019.00      8909.00       9928.00     139434.38
ACCRUED INTEREST RECEIVABLE              0.00         0.00          0.00           0.00         0.00          0.00          0.00
NOTES RECEIVABLE, OTHER                  0.00         0.00          0.00           0.00         0.00          0.00          0.00
LOANS TO STOCKHOLDERS                24859.92         0.00      24859.92           0.00         0.00          0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY    16922869.44         0.00   16922869.44           0.00         0.00          0.00          0.00
OTHER INVESTMENTS                   128406.09         0.00     128406.09           0.00         0.00          0.00          0.00
BUILDINGS & OTHER DEPRECIABLE      1964844.42    344646.00    2309490.42       24156.13    530983.10     555139.23     160818.50
ACCUMULATED DEPRECIATION          -1156371.13   -344646.00   -1501017.13      -28004.49   -458830.98    -486835.47     -71823.31
LAND                                383488.96         0.00     383488.96       38747.17    439707.34     478454.51          0.00
INTANGIBLE ASSETS                        0.00         0.00          0.00           0.00         0.00          0.00          0.00
CSV LIFE INSURANCE                 2411350.89         0.00    2411350.89           0.00         0.00          0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB     8631228.66         0.00    8631228.66           0.00         0.00          0.00          0.00
INVESTMENT IN ASSOCIATED CO          84934.60         0.00      84934.60           0.00         0.00          0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE           0.00         0.00          0.00           0.00         0.00          0.00          0.00
LAND HELD FOR INVESTMENT                 0.00         0.00          0.00           0.00         0.00          0.00          0.00
GOODWILL                                 0.00         0.00          0.00           0.00         0.00          0.00       1000.00
MISCELLANEOUS DEFERRED DEBITS            0.00         0.00          0.00           0.00         0.00          0.00          0.00
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
  TOTAL ASSETS                    36573034.31         0.00   36573034.31       35623.95    518614.70     554238.65   10045927.98
                                ============= ============ ============= ============== ============ ============= =============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                    735976.82      3478.68     739455.50        9036.34       515.94       9552.28    4246632.09
ACCRUED PAYROLL                      32735.80         0.00      32735.80       26062.50      4956.41      31018.91      23713.01
TAXES OTHER THAN INCOME              44587.04         0.00      44587.04         708.70      4750.23       5458.93        159.87
INTEREST PAYABLE                       247.89         0.00        247.89           0.00         0.00          0.00          0.00
INCOME TAXES PAYABLE                 57592.41         0.00      57592.41       -7261.32         0.00      -7261.32          0.00
CUSTOMER DEPOSITS                        0.00         0.00          0.00           0.00         0.00          0.00          0.00
DIVIDENDS PAYABLE                        0.00         0.00          0.00           0.00         0.00          0.00          0.00
OTHER CURRENT LIABILITIES           346823.30         0.00     346823.30           0.00         0.00          0.00      44835.13
NOTES PAYABLE INTERCOMPANY         1845515.82    132903.30    1978419.12     1556735.48    110000.00    1666735.48    4990947.73
NOTES PAYABLE                       218786.17         0.00     218786.17           0.00         0.00          0.00          0.00
DEFERRED INCOME TAXES               261400.00         0.00     261400.00       -9000.00      4000.00      -5000.00     -42000.00
OTHER DEFERRED CREDITS                   0.00         0.00          0.00           0.00         0.00          0.00          0.00
DEFERRED LOSS                            0.00         0.00          0.00           0.00         0.00          0.00          0.00
PREFERRED STOCK                          0.00         0.00          0.00           0.00         0.00          0.00          0.00
COMMON STOCK                        179700.00         0.00     179700.00        3500.00         0.00       3500.00      10000.00
PAID IN OR CAPITAL SURPLUS            2500.00         0.00       2500.00      195966.06         0.00     195966.06          0.00
RETAINED EARNINGS                 32851069.06   -136381.98   32714687.08    -1740123.81    394392.12   -1345731.69     771640.15
TREASURY STOCK                       -3900.00         0.00      -3900.00           0.00         0.00          0.00          0.00
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
   TOTAL LIABILITIES & EQUITY     36573034.31         0.00   36573034.31       35623.95    518614.70     554238.65   10045927.98
                                ============= ============ ============= ============== ============ ============= =============



1/31/04                          DAWSON HDQ  TOTAL DAWSON
                                ------------ -------------
   ASSETS
CASH                                -4188.61    -359642.75
TRADE NOTES AND ACCOUNTS REC        27018.95    7074542.14
ALLOWANCE FOR BAD DEBTS                 0.00    -140000.00
INVENTORIES                             0.00    3264429.36
PREPAID EXPENSES                    18689.00     158123.38
ACCRUED INTEREST RECEIVABLE             0.00          0.00
NOTES RECEIVABLE, OTHER                 0.00          0.00
LOANS TO STOCKHOLDERS                   0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY          0.00          0.00
OTHER INVESTMENTS                       0.00          0.00
BUILDINGS & OTHER DEPRECIABLE     1868537.25    2029355.75
ACCUMULATED DEPRECIATION          -988858.84   -1060682.15
LAND                                    0.00          0.00
INTANGIBLE ASSETS                       0.00          0.00
CSV LIFE INSURANCE                      0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB          0.00          0.00
INVESTMENT IN ASSOCIATED CO             0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE          0.00          0.00
LAND HELD FOR INVESTMENT                0.00          0.00
GOODWILL                                0.00       1000.00
MISCELLANEOUS DEFERRED DEBITS           0.00          0.00
                                ------------ -------------
  TOTAL ASSETS                     921197.75   10967125.73
                                ============ =============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                    28232.79    4274864.88
ACCRUED PAYROLL                    320279.53     343992.54
TAXES OTHER THAN INCOME              2734.35       2894.22
INTEREST PAYABLE                        0.00          0.00
INCOME TAXES PAYABLE               -24411.67     -24411.67
CUSTOMER DEPOSITS                       0.00          0.00
DIVIDENDS PAYABLE                       0.00          0.00
OTHER CURRENT LIABILITIES               0.00      44835.13
NOTES PAYABLE INTERCOMPANY          54195.16    5045142.89
NOTES PAYABLE                           0.00          0.00
DEFERRED INCOME TAXES              195000.00     153000.00
OTHER DEFERRED CREDITS                  0.00          0.00
DEFERRED LOSS                           0.00          0.00
PREFERRED STOCK                         0.00          0.00
COMMON STOCK                            0.00      10000.00
PAID IN OR CAPITAL SURPLUS              0.00          0.00
RETAINED EARNINGS                  345167.59    1116807.74
TREASURY STOCK                          0.00          0.00
                                ------------ -------------
   TOTAL LIABILITIES & EQUITY      921197.75   10967125.73
                                ============ =============


1/31/04                           LA CROSSE     TANK CAR     TOTAL MBG      TGF-HDQ       ARROWOOD     TOTAL TGF    DAWSON NGL
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
   INCOME
GROSS SALES LESS RETURNS                 0.00         0.00          0.00           0.00     28350.00      28350.00   57284007.50
COST OF GOODS SOLD                    -128.77         0.00       -128.77           0.00       -15.53        -15.53   55968138.45
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
GROSS PROFIT                           128.77         0.00        128.77           0.00     28365.53      28365.53    1315869.05
DIVIDEND INCOME                       3048.75         0.00       3048.75           0.00         0.00          0.00          0.00
INTEREST INCOME                     473757.50         0.00     473757.50         253.62       161.22        414.84      67393.86
GROSS RENTS                         215338.90         0.00     215338.90       16211.10    508894.25     525105.35          0.00
GAIN(LOSS)SALE OF FIXED ASSETS      159149.66         0.00     159149.66           0.00       100.00        100.00          0.00
SERVICE CALLS & CONTRACTED SER           0.00         0.00          0.00           0.00         0.00          0.00          0.00
ADMINISTRATIVE FEE                   48000.00         0.00      48000.00           0.00    -24000.00     -24000.00     -24000.00
CYLINDER & LEASE INCOME                  0.00         0.00          0.00           0.00         0.00          0.00       2760.00
MISCELLANEOUS INCOME                 28825.37         0.00      28825.37          97.64         5.00        102.64          0.00
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
   TOTAL INCOME                     928248.95         0.00     928248.95       16562.36    513526.00     530088.36    1362022.91
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
SALARIES & WAGES                    115811.31         0.00     115811.31      117522.34     45475.02     162997.36     192238.82
REPAIRS                              42132.14     17594.09      59726.23           0.00     20148.73      20148.73          0.00
BAD DEBTS                             -299.83         0.00       -299.83           0.00         0.00          0.00      42434.11
RENTS                                    0.00         0.00          0.00           0.00         0.00          0.00      13660.32
TAXES                                73204.89        69.37      73274.26       11446.02     53927.92      65373.94      12453.11
INTEREST                             66653.95      6661.90      73315.85       78820.33       915.11      79735.44     141579.11
CONTRIBUTIONS                         2000.00         0.00       2000.00           0.00         0.00          0.00        200.00
DEPRECIATION                         77847.84         0.00      77847.84         592.18      8551.11       9143.29      24991.36
ADVERTISING                              0.00         0.00          0.00           0.00      4086.21       4086.21       1093.35
PENSION, PROFIT SHARING              10698.47         0.00      10698.47        1625.00      1994.54       3619.54       5768.24
EMPLOYEE BENEFIT PROGRAMS           -20970.95         0.00     -20970.95        4626.89      4346.27       8973.16      14263.81
AMORTIZATION                             0.00         0.00          0.00           0.00         0.00          0.00          0.00
BONDS & LICENSES                       285.00         0.00        285.00         150.00      2374.75       2524.75         50.00
DUES & SUBSCRIPTIONS                   623.00       535.00       1158.00           0.00         0.00          0.00       1061.00
INSURANCE                            10565.00         0.00      10565.00         392.00      8499.00       8891.00     122447.00
PROFESSIONAL FEES                   603413.68         0.00     603413.68         200.00      1235.24       1435.24       8087.75
ADMINISTRATIVE, OFFICE               24665.48         0.00      24665.48           0.00      1156.94       1156.94      52591.99
AUTO & TRUCK EXPENSE                  2743.12         0.00       2743.12           0.00      2135.49       2135.49          0.00
TRAVEL                              162099.55         0.00     162099.55      138675.14       302.19     138977.33        226.83
TELEPHONE                             4232.26         0.00       4232.26           0.00       825.16        825.16      10942.67
UTILITIES                            33214.24         0.00      33214.24           0.00     37823.93      37823.93          0.00
SELLING EXPENSE                          0.00         0.00          0.00           0.00      2000.00       2000.00          0.00
SHOP SUPPLIES EXPENSE                    0.00         0.00          0.00           0.00         0.00          0.00          0.00
MISCELLANEOUS                        11422.31      1783.47      13205.78           0.00       578.75        578.75       4682.90
OUTSIDE SERVICES & COLLECTION       -27764.15         0.00     -27764.15        6000.00      3662.30       9662.30          0.00
UTILITY MERCHANDISING, JOBBING           0.00         0.00          0.00           0.00         0.00          0.00          0.00
UTILITY PLANT OPERATING EXPENS           0.00         0.00          0.00           0.00         0.00          0.00          0.00
COMMITMENT FEE                           0.00         0.00          0.00           0.00         0.00          0.00          0.00
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
   TOTAL DEDUCTIONS                1192577.31     26643.83    1219221.14      360049.90    200038.66     560088.56     648772.37
   INCOME TAXES                     -99100.00     -9000.00    -108100.00     -120000.00    110000.00     -10000.00     259000.00
                                ------------- ------------ ------------- -------------- ------------ ------------- -------------
NET INCOME(LOSS)                   -165228.36    -17643.83    -182872.19     -223487.54    203487.34     -20000.20     454250.54
                                ============= ============ ============= ============== ============ ============= =============
1/31/04                         DAWSON HDQ  TOTAL DAWSON
                               ------------ -------------
   INCOME
GROSS SALES LESS RETURNS               0.00   57284007.50
COST OF GOODS SOLD                  -211.54   55967926.91
                               ------------ -------------
GROSS PROFIT                         211.54    1316080.59
DIVIDEND INCOME                        0.00          0.00
INTEREST INCOME                       57.95      67451.81
GROSS RENTS                            0.00          0.00
GAIN(LOSS)SALE OF FIXED ASSETS         0.00          0.00
SERVICE CALLS & CONTRACTED SER         0.00          0.00
ADMINISTRATIVE FEE                     0.00     -24000.00
CYLINDER & LEASE INCOME                0.00       2760.00
MISCELLANEOUS INCOME                   0.00          0.00
                               ------------ -------------
   TOTAL INCOME                      269.49    1362292.40
                               ------------ -------------
SALARIES & WAGES                  274860.22     467099.04
REPAIRS                                0.00          0.00
BAD DEBTS                              0.00      42434.11
RENTS                              16792.56      30452.88
TAXES                               7001.43      19454.54
INTEREST                            7092.55     148671.66
CONTRIBUTIONS                          0.00        200.00
DEPRECIATION                      167743.83     192735.19
ADVERTISING                            0.00       1093.35
PENSION, PROFIT SHARING                0.00       5768.24
EMPLOYEE BENEFIT PROGRAMS              0.00      14263.81
AMORTIZATION                           0.00          0.00
BONDS & LICENSES                     155.00        205.00
DUES & SUBSCRIPTIONS                3597.00       4658.00
INSURANCE                          26425.00     148872.00
PROFESSIONAL FEES                   1189.00       9276.75
ADMINISTRATIVE, OFFICE                 0.00      52591.99
AUTO & TRUCK EXPENSE                   0.00          0.00
TRAVEL                           -135871.92    -135645.09
TELEPHONE                            414.20      11356.87
UTILITIES                              0.00          0.00
SELLING EXPENSE                        0.00          0.00
SHOP SUPPLIES EXPENSE                  0.00          0.00
MISCELLANEOUS                          0.00       4682.90
OUTSIDE SERVICES & COLLECTION       6000.00       6000.00
UTILITY MERCHANDISING, JOBBING         0.00          0.00
UTILITY PLANT OPERATING EXPENS         0.00          0.00
COMMITMENT FEE                         0.00          0.00
                               ------------ -------------
   TOTAL DEDUCTIONS               375398.87    1024171.24
   INCOME TAXES                  -129000.00     130000.00
                               ------------ -------------
NET INCOME(LOSS)                 -246129.38     208121.16
                               ============ =============


1/31/04                           HIAWATHA     MBG-MINN      OLSON`S       TOMAH          MNG       MIDWEST LPG   MIDWEST TV
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
   ASSETS
CASH                                    0.00       3060.06         0.00         0.00       72277.29         0.00     -9486.87
TRADE NOTES AND ACCOUNTS REC            0.00       6105.63         0.00         0.00     3485182.99         0.00     12655.65
ALLOWANCE FOR BAD DEBTS                 0.00          0.00         0.00         0.00      -70800.00         0.00     -6000.00
INVENTORIES                             0.00          0.00         0.00         0.00      477058.06         0.00    680181.09
PREPAID EXPENSES                        0.00        650.00         0.00         0.00      165268.02         0.00     20656.00
ACCRUED INTEREST RECEIVABLE             0.00          0.00         0.00         0.00           0.00         0.00         0.00
NOTES RECEIVABLE, OTHER                 0.00          0.00         0.00         0.00           0.00         0.00         0.00
LOANS TO STOCKHOLDERS                   0.00          0.00         0.00         0.00           0.00         0.00         0.00
NOTES RECEIVABLE, INTERCOMPANY     436555.73     393248.13    595600.32    420111.64           0.00         0.00         0.00
OTHER INVESTMENTS                       0.00          0.00         0.00         0.00         750.00         0.00         0.00
BUILDINGS & OTHER DEPRECIABLE           0.00      65487.60         0.00         0.00    21270853.25         0.00    373852.08
ACCUMULATED DEPRECIATION                0.00     -65219.27         0.00         0.00    -8059819.72         0.00   -268088.34
LAND                                    0.00       5800.00         0.00         0.00       45795.19         0.00         0.00
INTANGIBLE ASSETS                       0.00          0.00         0.00         0.00           0.00         0.00         0.00
CSV LIFE INSURANCE                      0.00          0.00         0.00         0.00           0.00         0.00         0.00
INVESTMENT IN WHOLLY OWNED SUB          0.00          0.00         0.00         0.00           0.00         0.00         0.00
INVESTMENT IN ASSOCIATED CO             0.00          0.00         0.00         0.00           0.00         0.00         0.00
UNAMORTIZED DEFERRED DEBT EXPE          0.00          0.00         0.00         0.00        6656.08         0.00         0.00
LAND HELD FOR INVESTMENT                0.00          0.00         0.00         0.00           0.00         0.00         0.00
GOODWILL                                0.00          0.00         0.00         0.00           0.00         0.00         0.00
MISCELLANEOUS DEFERRED DEBITS           0.00          0.00         0.00         0.00       14590.19         0.00         0.00
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
  TOTAL ASSETS                     436555.73     409132.15    595600.32    420111.64    17407811.35         0.00    803769.61
                                ============ ============= ============ ============ ============== ============ ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                        0.00        440.81         0.00         0.00     2499483.67         0.00     28373.79
ACCRUED PAYROLL                         0.00          0.00         0.00         0.00      110691.72         0.00     46995.33
TAXES OTHER THAN INCOME                 0.00        144.00         0.00         0.00       44454.67         0.00     20781.69
INTEREST PAYABLE                        0.00          0.00         0.00         0.00       56023.89         0.00         0.00
INCOME TAXES PAYABLE                 8838.47      11823.69      3453.77      -540.02       51465.45      1079.30         0.00
CUSTOMER DEPOSITS                       0.00          0.00         0.00         0.00       73867.84         0.00         0.00
DIVIDENDS PAYABLE                       0.00          0.00         0.00         0.00           0.00         0.00         0.00
OTHER CURRENT LIABILITIES               0.00          0.00         0.00         0.00     -209937.05         0.00     -1334.97
NOTES PAYABLE INTERCOMPANY              0.00          0.00         0.00         0.00     3194682.85     51207.95    744606.83
NOTES PAYABLE                           0.00          0.00         0.00         0.00     1671659.81         0.00         0.00
DEFERRED INCOME TAXES                   0.00          0.00         0.00         0.00     1665000.00         0.00     14600.00
OTHER DEFERRED CREDITS                  0.00          0.00         0.00         0.00        4305.82         0.00         0.00
DEFERRED LOSS                           0.00          0.00         0.00         0.00           0.00         0.00         0.00
PREFERRED STOCK                         0.00          0.00         0.00         0.00           0.00         0.00         0.00
COMMON STOCK                         1000.00      40000.00    136900.00       500.00      627070.00      1000.00         0.00
PAID IN OR CAPITAL SURPLUS              0.00       3895.00      2755.00         0.00     1557961.00         0.00         0.00
RETAINED EARNINGS                  426717.26     352828.65    452491.55    420151.66     6061081.68    -53287.25    -50253.06
TREASURY STOCK                          0.00          0.00         0.00         0.00           0.00         0.00         0.00
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
   TOTAL LIABILITIES & EQUITY      436555.73     409132.15    595600.32    420111.64    17407811.35         0.00    803769.61
                                ============ ============= ============ ============ ============== ============ ============



1/31/04                         TOTAL OT SUB       CMI
                                ------------- --------------
   ASSETS
CASH                                 65850.48           0.00
TRADE NOTES AND ACCOUNTS REC       3503944.27           0.00
ALLOWANCE FOR BAD DEBTS             -76800.00           0.00
INVENTORIES                        1157239.15           0.00
PREPAID EXPENSES                    186574.02           0.00
ACCRUED INTEREST RECEIVABLE              0.00           0.00
NOTES RECEIVABLE, OTHER                  0.00           0.00
LOANS TO STOCKHOLDERS                    0.00           0.00
NOTES RECEIVABLE, INTERCOMPANY     1845515.82           0.00
OTHER INVESTMENTS                      750.00           0.00
BUILDINGS & OTHER DEPRECIABLE     21710192.93           0.00
ACCUMULATED DEPRECIATION          -8393127.33           0.00
LAND                                 51595.19           0.00
INTANGIBLE ASSETS                        0.00           0.00
CSV LIFE INSURANCE                       0.00           0.00
INVESTMENT IN WHOLLY OWNED SUB           0.00    33892935.72
INVESTMENT IN ASSOCIATED CO              0.00           0.00
UNAMORTIZED DEFERRED DEBT EXPE        6656.08           0.00
LAND HELD FOR INVESTMENT                 0.00           0.00
GOODWILL                                 0.00           0.00
MISCELLANEOUS DEFERRED DEBITS        14590.19           0.00
                                ------------- --------------
  TOTAL ASSETS                    20072980.80    33892935.72
                                ============= ==============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                   2528298.27           0.00
ACCRUED PAYROLL                     157687.05           0.00
TAXES OTHER THAN INCOME              65380.36           0.00
INTEREST PAYABLE                     56023.89           0.00
INCOME TAXES PAYABLE                 76120.66        1118.00
CUSTOMER DEPOSITS                    73867.84           0.00
DIVIDENDS PAYABLE                        0.00           0.00
OTHER CURRENT LIABILITIES          -211272.02           0.00
NOTES PAYABLE INTERCOMPANY         3990497.63     6087590.14
NOTES PAYABLE                      1671659.81           0.00
DEFERRED INCOME TAXES              1679600.00           0.00
OTHER DEFERRED CREDITS                4305.82           0.00
DEFERRED LOSS                            0.00           0.00
PREFERRED STOCK                          0.00           0.00
COMMON STOCK                        806470.00      178725.00
PAID IN OR CAPITAL SURPLUS         1564611.00     1535221.00
RETAINED EARNINGS                  7609730.49    26090281.58
TREASURY STOCK                           0.00           0.00
                                ------------- --------------
   TOTAL LIABILITIES & EQUITY     20072980.80    33892935.72
                                ============= ==============


1/31/04                           HIAWATHA     MBG-MINN      OLSON`S       TOMAH          MNG       MIDWEST LPG   MIDWEST TV
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
   INCOME
GROSS SALES LESS RETURNS                0.00          0.00         0.00         0.00    17554815.18         0.00   3560558.85
COST OF GOODS SOLD                      0.00          0.00         0.00         0.00    13497467.12         0.00   2571607.54
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
GROSS PROFIT                            0.00          0.00         0.00         0.00     4057348.06         0.00    988951.31
DIVIDEND INCOME                         0.00          0.00         0.00         0.00           0.00         0.00         0.00
INTEREST INCOME                      3445.93       3034.70      4708.60      3324.27       38838.29         0.00      2494.12
GROSS RENTS                             0.00      42504.00         0.00         0.00        3300.00         0.00         0.00
GAIN(LOSS)SALE OF FIXED ASSETS          0.00          0.00         0.00         0.00         627.04     -1900.00      -609.70
SERVICE CALLS & CONTRACTED SER          0.00          0.00         0.00         0.00      163152.18        91.90    167045.42
ADMINISTRATIVE FEE                      0.00          0.00         0.00         0.00           0.00         0.00         0.00
CYLINDER & LEASE INCOME                 0.00          0.00         0.00         0.00           0.00         0.00         0.00
MISCELLANEOUS INCOME                    0.00        300.00         0.00         0.00           0.00         0.00       125.00
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
   TOTAL INCOME                      3445.93      45838.70      4708.60      3324.27     4263265.57     -1808.10   1158006.15
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
SALARIES & WAGES                        0.00          0.00         0.00         0.00      589280.16         0.00    565577.48
REPAIRS                                 0.00        358.20         0.00       200.00      178582.41         0.00      4426.02
BAD DEBTS                               0.00          0.00         0.00         0.00      105406.72         0.00      3743.23
RENTS                                   0.00          0.00         0.00         0.00       72527.44         0.00    129432.00
TAXES                                   0.00       1573.00         0.00         0.00      172376.76         0.00     47107.91
INTEREST                                0.00          0.00         0.00         0.00      262165.11      2526.41     37595.38
CONTRIBUTIONS                           0.00          0.00         0.00         0.00           0.00         0.00       952.68
DEPRECIATION                            0.00          0.00         0.00         0.00      720882.06         0.00     30020.82
ADVERTISING                             0.00          0.00         0.00         0.00           0.00         0.00    190628.52
PENSION, PROFIT SHARING                 0.00          0.00         0.00         0.00       10113.78         0.00      6746.30
EMPLOYEE BENEFIT PROGRAMS               0.00          0.00         0.00         0.00       68061.55         0.00     48483.49
AMORTIZATION                            0.00          0.00         0.00         0.00        2420.40         0.00         0.00
BONDS & LICENSES                        0.00         67.00        40.00        40.00           0.00        50.00       950.00
DUES & SUBSCRIPTIONS                    0.00          0.00         0.00         0.00           0.00         0.00      5670.97
INSURANCE                               0.00       1491.00         0.00         0.00       59580.00       700.00     27649.00
PROFESSIONAL FEES                       0.00          0.00         0.00         0.00       40366.74         0.00         0.00
ADMINISTRATIVE, OFFICE                  0.00         60.25         0.00         0.00       72608.63         0.00     21842.77
AUTO & TRUCK EXPENSE                    0.00          0.00         0.00         0.00           0.00         0.00     32009.98
TRAVEL                                  0.00          0.00         0.00         0.00           0.00         0.00      1039.11
TELEPHONE                               0.00          0.00         0.00         0.00           0.00         0.00      7352.56
UTILITIES                               0.00       5833.96         0.00         0.00           0.00         0.00      2737.61
SELLING EXPENSE                         0.00          0.00         0.00         0.00        6658.44         0.00      3846.01
SHOP SUPPLIES EXPENSE                   0.00          0.00         0.00         0.00           0.00         0.00      2137.84
MISCELLANEOUS                           0.00        472.06         0.00         0.00       58338.34         0.00      2330.96
OUTSIDE SERVICES & COLLECTION           0.00       3600.00         0.00         0.00      110127.95         0.00      6462.64
UTILITY MERCHANDISING, JOBBING          0.00          0.00         0.00         0.00           0.00         0.00         0.00
UTILITY PLANT OPERATING EXPENS          0.00          0.00         0.00         0.00       37153.87         0.00         0.00
COMMITMENT FEE                          0.00          0.00         0.00         0.00           0.00         0.00         0.00
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
   TOTAL DEDUCTIONS                     0.00      13455.47        40.00       240.00     2566650.36      3276.41   1178743.28
   INCOME TAXES                      1000.00      11000.00      2000.00      1000.00      683999.77     -2000.00     -5900.00
                                ------------ ------------- ------------ ------------ -------------- ------------ ------------
NET INCOME(LOSS)                     2445.93      21383.23      2668.60      2084.27     1012615.44     -3084.51    -14837.13
                                ============ ============= ============ ============ ============== ============ ============


1/31/04                         TOTAL OT SUB       CMI
                                ------------- --------------
   INCOME
GROSS SALES LESS RETURNS          21115374.03           0.00
COST OF GOODS SOLD                16069074.66           0.00
                                ------------- --------------
GROSS PROFIT                       5046299.37           0.00
DIVIDEND INCOME                          0.00           0.00
INTEREST INCOME                      55845.91           0.00
GROSS RENTS                          45804.00           0.00
GAIN(LOSS)SALE OF FIXED ASSETS       -1882.66           0.00
SERVICE CALLS & CONTRACTED SER      330289.50           0.00
ADMINISTRATIVE FEE                       0.00           0.00
CYLINDER & LEASE INCOME                  0.00           0.00
MISCELLANEOUS INCOME                   425.00           0.00
                                ------------- --------------
   TOTAL INCOME                    5476781.12           0.00
                                ------------- --------------
SALARIES & WAGES                   1154857.64           0.00
REPAIRS                             183566.63           0.00
BAD DEBTS                           109149.95           0.00
RENTS                               201959.44           0.00
TAXES                               221057.67           0.00
INTEREST                            302286.90           0.00
CONTRIBUTIONS                          952.68           0.00
DEPRECIATION                        750902.88           0.00
ADVERTISING                         190628.52           0.00
PENSION, PROFIT SHARING              16860.08           0.00
EMPLOYEE BENEFIT PROGRAMS           116545.04           0.00
AMORTIZATION                          2420.40           0.00
BONDS & LICENSES                      1147.00          40.00
DUES & SUBSCRIPTIONS                  5670.97           0.00
INSURANCE                            89420.00           0.00
PROFESSIONAL FEES                    40366.74        7130.00
ADMINISTRATIVE, OFFICE               94511.65           0.00
AUTO & TRUCK EXPENSE                 32009.98           0.00
TRAVEL                                1039.11           0.00
TELEPHONE                             7352.56           0.00
UTILITIES                             8571.57           0.00
SELLING EXPENSE                      10504.45           0.00
SHOP SUPPLIES EXPENSE                 2137.84           0.00
MISCELLANEOUS                        61141.36           0.00
OUTSIDE SERVICES & COLLECTION       120190.59           0.00
UTILITY MERCHANDISING, JOBBING           0.00           0.00
UTILITY PLANT OPERATING EXPENS       37153.87           0.00
COMMITMENT FEE                           0.00           0.00
                                ------------- --------------
   TOTAL DEDUCTIONS                3762405.52        7170.00
   INCOME TAXES                     691099.77       -2000.00
                                ------------- --------------
NET INCOME(LOSS)                   1023275.83       -5170.00
                                ============= ==============



1/31/04                          TOTAL MBG     TOTAL TGF    TOTAL DAWSON   TOTAL OTHER   GRAND TOTAL
                               ------------- ------------- -------------- ------------- --------------
   ASSETS
CASH                              7120155.51       -921.45     -359642.75      65850.48     6825441.79
TRADE NOTES AND ACCOUNTS REC        10777.95      -1526.17     7074542.14    3503944.27    10587738.19
ALLOWANCE FOR BAD DEBTS                 0.00          0.00     -140000.00     -76800.00     -216800.00
INVENTORIES                             0.00          0.00     3264429.36    1157239.15     4421668.51
PREPAID EXPENSES                    46489.00       9928.00      158123.38     186574.02      401114.40
ACCRUED INTEREST RECEIVABLE             0.00          0.00           0.00          0.00           0.00
NOTES RECEIVABLE, OTHER                 0.00          0.00           0.00          0.00           0.00
LOANS TO STOCKHOLDERS               24859.92          0.00           0.00          0.00       24859.92
NOTES RECEIVABLE, INTERCOMPANY   16922869.44          0.00           0.00    1845515.82    18768385.26
OTHER INVESTMENTS                  128406.09          0.00           0.00        750.00      129156.09
BUILDINGS & OTHER DEPRECIABLE     2309490.42     555139.23     2029355.75   21710192.93    26604178.33
ACCUMULATED DEPRECIATION         -1501017.13    -486835.47    -1060682.15   -8393127.33   -11441662.08
LAND                               383488.96     478454.51           0.00      51595.19      913538.66
INTANGIBLE ASSETS                       0.00          0.00           0.00          0.00           0.00
CSV LIFE INSURANCE                2411350.89          0.00           0.00          0.00     2411350.89
INVESTMENT IN WHOLLY OWNED SUB    8631228.66          0.00           0.00          0.00     8631228.66
INVESTMENT IN ASSOCIATED CO         84934.60          0.00           0.00          0.00       84934.60
UNAMORTIZED DEFERRED DEBT EXPE          0.00          0.00           0.00       6656.08        6656.08
LAND HELD FOR INVESTMENT                0.00          0.00           0.00          0.00           0.00
GOODWILL                                0.00          0.00        1000.00          0.00        1000.00
MISCELLANEOUS DEFERRED DEBITS           0.00          0.00           0.00      14590.19       14590.19
                               ------------- ------------- -------------- ------------- --------------
  TOTAL ASSETS                   36573034.31     554238.65    10967125.73   20072980.80    68167379.49
                               ============= ============= ============== ============= ==============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                   739455.50       9552.28     4274864.88    2528298.27     7552170.93
ACCRUED PAYROLL                     32735.80      31018.91      343992.54     157687.05      565434.30
TAXES OTHER THAN INCOME             44587.04       5458.93        2894.22      65380.36      118320.55
INTEREST PAYABLE                      247.89          0.00           0.00      56023.89       56271.78
INCOME TAXES PAYABLE                57592.41      -7261.32      -24411.67      76120.66      102040.08
CUSTOMER DEPOSITS                       0.00          0.00           0.00      73867.84       73867.84
DIVIDENDS PAYABLE                       0.00          0.00           0.00          0.00           0.00
OTHER CURRENT LIABILITIES          346823.30          0.00       44835.13    -211272.02      180386.41
NOTES PAYABLE INTERCOMPANY        1978419.12    1666735.48     5045142.89    3990497.63    12680795.12
NOTES PAYABLE                      218786.17          0.00           0.00    1671659.81     1890445.98
DEFERRED INCOME TAXES              261400.00      -5000.00      153000.00    1679600.00     2089000.00
OTHER DEFERRED CREDITS                  0.00          0.00           0.00       4305.82        4305.82
DEFERRED LOSS                           0.00          0.00           0.00          0.00           0.00
PREFERRED STOCK                         0.00          0.00           0.00          0.00           0.00
COMMON STOCK                       179700.00       3500.00       10000.00     806470.00      999670.00
PAID IN OR CAPITAL SURPLUS           2500.00     195966.06           0.00    1564611.00     1763077.06
RETAINED EARNINGS                32714687.08   -1345731.69     1116807.74    7609730.49    40095493.62
TREASURY STOCK                      -3900.00          0.00           0.00          0.00       -3900.00
                               ------------- ------------- -------------- ------------- --------------
   TOTAL LIABILITIES & EQUITY    36573034.31     554238.65    10967125.73   20072980.80    68167379.49
                               ============= ============= ============== ============= ==============


1/31/04                          TOTAL MBG     TOTAL TGF    TOTAL DAWSON   TOTAL OTHER   GRAND TOTAL
                               ------------- ------------- -------------- ------------- --------------
   INCOME
GROSS SALES LESS RETURNS                0.00      28350.00    57284007.50   21115374.03    78427731.53
COST OF GOODS SOLD                   -128.77        -15.53    55967926.91   16069074.66    72036857.27
                               ------------- ------------- -------------- ------------- --------------
GROSS PROFIT                          128.77      28365.53     1316080.59    5046299.37     6390874.26
DIVIDEND INCOME                      3048.75          0.00           0.00          0.00        3048.75
INTEREST INCOME                    473757.50        414.84       67451.81      55845.91      597470.06
GROSS RENTS                        215338.90     525105.35           0.00      45804.00      786248.25
GAIN(LOSS)SALE OF FIXED ASSETS     159149.66        100.00           0.00      -1882.66      157367.00
SERVICE CALLS & CONTRACTED SER          0.00          0.00           0.00     330289.50      330289.50
ADMINISTRATIVE FEE                  48000.00     -24000.00      -24000.00          0.00           0.00
CYLINDER & LEASE INCOME                 0.00          0.00        2760.00          0.00        2760.00
MISCELLANEOUS INCOME                28825.37        102.64           0.00        425.00       29353.01
                               ------------- ------------- -------------- ------------- --------------
   TOTAL INCOME                    928248.95     530088.36     1362292.40    5476781.12     8297410.83
                               ------------- ------------- -------------- ------------- --------------
SALARIES & WAGES                   115811.31     162997.36      467099.04    1154857.64     1900765.35
REPAIRS                             59726.23      20148.73           0.00     183566.63      263441.59
BAD DEBTS                            -299.83          0.00       42434.11     109149.95      151284.23
RENTS                                   0.00          0.00       30452.88     201959.44      232412.32
TAXES                               73274.26      65373.94       19454.54     221057.67      379160.41
INTEREST                            73315.85      79735.44      148671.66     302286.90      604009.85
CONTRIBUTIONS                        2000.00          0.00         200.00        952.68        3152.68
DEPRECIATION                        77847.84       9143.29      192735.19     750902.88     1030629.20
ADVERTISING                             0.00       4086.21        1093.35     190628.52      195808.08
PENSION, PROFIT SHARING             10698.47       3619.54        5768.24      16860.08       36946.33
EMPLOYEE BENEFIT PROGRAMS          -20970.95       8973.16       14263.81     116545.04      118811.06
AMORTIZATION                            0.00          0.00           0.00       2420.40        2420.40
BONDS & LICENSES                      285.00       2524.75         205.00       1147.00        4161.75
DUES & SUBSCRIPTIONS                 1158.00          0.00        4658.00       5670.97       11486.97
INSURANCE                           10565.00       8891.00      148872.00      89420.00      257748.00
PROFESSIONAL FEES                  603413.68       1435.24        9276.75      40366.74      654492.41
ADMINISTRATIVE, OFFICE              24665.48       1156.94       52591.99      94511.65      172926.06
AUTO & TRUCK EXPENSE                 2743.12       2135.49           0.00      32009.98       36888.59
TRAVEL                             162099.55     138977.33     -135645.09       1039.11      166470.90
TELEPHONE                            4232.26        825.16       11356.87       7352.56       23766.85
UTILITIES                           33214.24      37823.93           0.00       8571.57       79609.74
SELLING EXPENSE                         0.00       2000.00           0.00      10504.45       12504.45
SHOP SUPPLIES EXPENSE                   0.00          0.00           0.00       2137.84        2137.84
MISCELLANEOUS                       13205.78        578.75        4682.90      61141.36       79608.79
OUTSIDE SERVICES & COLLECTION      -27764.15       9662.30        6000.00     120190.59      108088.74
UTILITY MERCHANDISING, JOBBING          0.00          0.00           0.00          0.00           0.00
UTILITY PLANT OPERATING EXPENS          0.00          0.00           0.00      37153.87       37153.87
COMMITMENT FEE                          0.00          0.00           0.00          0.00           0.00
                               ------------- ------------- -------------- ------------- --------------
   TOTAL DEDUCTIONS               1219221.14     560088.56     1024171.24    3762405.52     6565886.46
   INCOME TAXES                   -108100.00     -10000.00      130000.00     691099.77      702999.77
                               ------------- ------------- -------------- ------------- --------------
NET INCOME(LOSS)                  -182872.19     -20000.20      208121.16    1023275.83     1028524.60
                               ============= ============= ============== ============= ==============